                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-13328

                           NOTIFICATION OF LATE FILING

(Check One) [X] Form 10-KSB   [ ] Form 11-K   [ ] Form 20-F
            [ ] Form 10-QSB   [ ] Form N-SAR

For Period Ended: November 30, 2000

     [ ]  Transition Report on From 10-K       [ ]  Transition Report on Form 10-Q
     [ ]  Transition Report on Form 20-F       [ ]  Transition Report on From N-SAQ
     [ ]  Transition Report on From 11-K

For the Transition Period Ended:

Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Sentex Sensing Technology, Inc.
Former name if applicable_____________________________________
Address of principal executive office (Street and number) 1801 East Ninth Street City, state and zip code Cleveland, Ohio 44114

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25
(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

The Company has not been able to complete the preparation of its annual report on Form 10-K with completed audited financial statements because of (1) the unexpected commitment of the Company's resources that have been allocated towards the acquisition of the previously announced agreements in principal to acquire Regency Steel Limited and Regency Technologies, LLC, and (2) unanticipated accounting issues that have arisen in connection with the disposition of the Monitek business that have resulted in the inability of the Company to allow the independent auditors to complete the audit of the Company's financial statements in a timely manner. The 10-K is expected to be completed on or before March 15, 2001.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Robert S. Kendall              216                        687-9133
     -----------------          -----------               ------------------
           (Name)               (Area Code)               (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for that last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [X] Yes [ ] No

     If so: attached an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit A.

                         Sentex Sensing Technology Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be singed on its behalf by the undersigned hereunto duly authorized.

Date  February 28, 2001                By /s/ Robert S. Kendall
     ------------------                   --------------------------------------
                                      Robert S. Kendall, Chief Executive Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                                   EXHIBIT A


During fiscal year 1999, the Company's results of operations included the operations of the Monitek business. In fiscal year 2000, the results of operations included the operations of Monitek through July 2, 2000. After July 2, 2000, the results of operations of Monitek consisted solely of the loss recognized on the sale of the Monitek business, interest income resulting from a note issued from the purchaser of the Monitek business and the payment of additional ongoing operating expenses, including interest charges. As a result of the sale of the Monitek business, the results of operations in fiscal year 2000 are significantly different from the results of operations in fiscal year 1999. The following comparative data is illustrative of this fact:


SENTEX SENSING TECHNOLOGY, INC.
NOVEMBER 30, 2000

                                                     UNAUDITED
                                                        2000                    1999

REVENUES
     Net Sales                                       $ 1,937,266             $ 4,114,559
     Interest and other income                             9,821                  18,464
                                                     -----------             -----------

                  Total Revenues                       1,947,087               4,133,023

COST AND EXPENSES
     Cost of sales                                     1,021,903               2,241,163
     Selling, general and administrative               1,984,103               3,154,765
     Research and development                             71,290                 177,542
     Loss on sale of assets                                 --                      --
                                                     -----------             -----------

                  Total costs and expenses             3,077,296               5,573,470
                                                     -----------             -----------

OPERATING LOSS BEFORE EXTRAORDINARY ITEMS             (1,130,209)             (1,440,447)

     Loss on sale of Monitek and Monitek GmbH           (243,441)                   --
                                                     -----------             -----------

LOSS BEFORE PROVISION FOR INCOME TAX EXPENSE          (1,373,650)             (1,440,447)

PROVISION FOR INCOME TAX EXPENSE                            --                      --
                                                     -----------             -----------

NET LOSS                                             $(1,373,650)            $(1,440,447)
                                                     ===========             ===========

